MIHL'S GREEK MAGIC CONTINUES

Amsterdam, 16 December 1999 - MIHL (NASDAQ/AEX, "MIHL"), the international television and Internet platform operator and interactive media technology group, today announced that its Greek TV operations received a boost with the finalisation of two agreements. Its Greek subscriber management operation, MultiChoice Hellas, is scheduled to sign a concession agreement with the Greek government for the operation of the Nova Digital Bouquet (NOVA) on Monday. In light of this agreement, MultiChoice Hellas has received ministerial consent to launch its digital services today.

          Additionally, SYNED, a sister company of MultiChoice, was granted the first Greek telecommunications license for the provision of satellite network and communication services. MIHL is now independent from an infrastructure point of view with regards to the operations of its digital services in Greece.

          NOVA is the first digital bouquet specially tailored to the needs of the Greek family. It includes:

i)   the premium channels FILMNET, SUPERSPORT and K-TV, owned by MIHL
ii)  over twenty Greek and foreign channels;
iii) approximately one hundred free foreign digital channels; and
iv) music from radio stations and information services via data providers such as INFO CHANNEL.

In line with MIHL's strategy of integrating TV with technology and Internet, MultiChoice intends to add interactive services to the bouquet, paving the way for "t-commerce" in the near future.

          Commenting on the new agreements, Cobus Stofberg, CEO of MIHL said, "We are excited by the finalisation of the Nova digital and satellite licenses as we have been waiting a long time for this day. Greece is finally taking its place in the European digital TV environment and MIHL is pleased to take this first, as well as future, step with them. We look forward to providing quality digital programming and interactive services to the Mediterranean region."


Contact:

MIHL, Amsterdam                    Burson-Marsteller, London
---------------                    --------------------------

Allan Rosenzweig                   Adrian Shaw
Tel: + 31 23 556 2870              Tel: + 44 171 300 64243
Cell: + 31 65 340 8931
Beverley Branford                  Christine Grob
Tel: + 31 23 556 2636              Tel: + 44 171 300 6248